File No. 333-100610

811-21236

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

 Pre-Effective Amendment No.  [__]

 Post-Effective Amendment No. 59  [X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

 Amendment No. 59  [X]

(Check appropriate box or boxes.)

BNY Mellon Stock Funds

(Exact Name of Registrant as Specified in Charter)

c/o BNY Mellon Investment Adviser, Inc.

240 Greenwich Street, New York, New York 10286

(Address of Principal Executive Offices) (Zip Code)

 Registrant's Telephone Number, including Area Code: (212) 922-6400

Deirdre Cunnane, Esq.

240 Greenwich Street

New York, New York 10286

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement.

2. Part C to the Registration Statement (including signature page).

3. Exhibit (j) to Item 28 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file a revised Consent of Independent Registered Public Accounting Firm, amended as of January 25, 2022, as Exhibit (j) to Item 28 to this Registration Statement on Form N-1A.

With respect to BNY Mellon International Core Equity Fund, Part A of Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A was filed on January 26, 2022, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and is incorporated by reference herein;

Part B for the Registrant was filed on January 26, 2022 pursuant to Rule 497(e) under the Securities Act of 1933, as amended, and is incorporated by reference herein.

BNY MELLON STOCK FUNDS
(formerly, Dreyfus Stock Funds)
(formerly, Dreyfus Premier Stock Funds)
(formerly, Dreyfus Feeder Funds)

PART C. OTHER INFORMATION

Item 28.  Exhibits.

(a)(1) Registrant's Amended and Restated Agreement and Declaration of Trust is incorporated by reference to Exhibit (a) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the "Registration Statement"), filed on January 23, 2003.

(a)(2) Certificate of Designation is incorporated by reference to Exhibit (a)(2) of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A ("Post-Effective Amendment No. 24"), filed on January 16, 2015.

(a)(3) Certificate of Amendment is incorporated by reference to Exhibit (a)(3) of Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A, filed on May 28, 2015.

(a)(4) Articles of Amendment are incorporated by reference to Exhibit (a)(5) of Post-Effective Amendment No. 52 to the Registration Statement on Form N-1A ("Post-Effective Amendment No. 52"), filed on January 24, 2020.

(b) Amended and Restated By-Laws are incorporated by reference to Exhibit (b) of Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A ("Post-Effective Amendment No. 17"), filed on January 27, 2012.

(d)(1) Investment Advisory Agreement with BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), with respect to BNY Mellon International Core Equity Fund, is incorporated by reference to Exhibit (d)(1) of Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A ("Post-Effective Amendment No. 58), filed on January 26, 2022.

(d)(2) Management Agreement with BNYM Investment Adviser, with respect to BNY Mellon International Small Cap Fund is incorporated by reference to Exhibit (d)(2) of Post-Effective Amendment No. 52.

(d)(3) Sub-Investment Advisory Agreement with Newton Investment Management North America, LLC, with respect to BNY Mellon International Core Equity Fund, is incorporated by reference to Exhibit (d)(3) of Post-Effective Amendment No. 58.

(d)(4) Sub-Investment Advisory Agreement with Mellon with respect to BNY Mellon International Small Cap Fund is incorporated by reference to Exhibit (d)(3) of Post-Effective Amendment No. 52.

(d)(5)  Fee Waiver Agreement, on behalf of BNY Mellon International Core Equity Fund, is incorporated by reference to Exhibit (d)(5) of Post-Effective Amendment No. 58.

(d)(6) Expense Limitation Agreement, on behalf of BNY Mellon International Small Cap Fund, is incorporated by reference to Exhibit (d)(6) of Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A, filed on February 22, 2021.

(e)(1) Amended and Restated Distribution Agreement is incorporated by reference to Exhibit (e)(1) of Post-Effective Amendment No. 52.

(e)(2) Form of Broker-Dealer Selling Agreement is incorporated by reference to Exhibit (e)(2) of Post-Effective Amendment No. 52.

(e) (3) Form of Bank Selling Agreement is incorporated by reference to Exhibit (e)(3) of Post-Effective Amendment No. 52.

(e)(4) Form of Service Agreement is incorporated by reference to Exhibit (e)(3) of Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A ("Post-Effective Amendment No. 36"), filed on January 26, 2017.

(g)(1) Custody Agreement with The Bank of New York Mellon is incorporated by reference to Exhibit (g)(1) of Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A , filed on January 27, 2012.

(g)(2)  Amendment to Custody Agreement is incorporated by reference to Exhibit (g)(2) of Post-Effective Amendment No. 21 to the Registration Statement, filed on January 28, 2014.

(g)(3) Second Amendment to Custody Agreement is incorporated by reference to Exhibit (e)(3) of Post-Effective Amendment No. 36.

(h)(1) Administration Agreement with BNYM Investment Adviser with respect to BNY Mellon International Core Equity Fund is incorporated by reference to Exhibit (h)(1) of Post-Effective Amendment No. 52.

(h)(2) Shareholder Services Plan is incorporated by reference to Exhibit (h)(2) of Post-Effective Amendment No. 52.

(h)(3) Transfer Agency Agreement is incorporated by reference to Exhibit (h)(3) of Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A, filed on January 28, 2013.

(i) Opinion and Consent of Registrant's counsel is incorporated by reference to Exhibit (i) of Pre-Effective Amendment No.2 to the Registration Statement on Form N-1A, filed on January 29, 2003.

(j) Consent of Independent Registered Public Accounting.*

(m)(1) Distribution Plan is incorporated by reference to Exhibit (m)(1) of Post-Effective Amendment No. 52.

(n) Rule 18f-3 Plan, amended as of July 31, 2020, revised as of February 23, 2021, is incorporated by reference to Exhibit (n) of Post-Effective Amendment No. 58.

(p)(1) Revised Code of Ethics is incorporated by reference to Exhibit (p)(1) of Post-Effective Amendment No. 58.

(p)(2)  Code of Ethics for the Non-management Board Members of the BNY Mellon Family of Funds is incorporated by reference to Exhibit (p)(2) of Post-Effective Amendment No. 52.

Other Exhibits.

(1) Power of Attorney, effective September 16, 2021, is incorporated by reference to Other Exhibits (1) of Post-Effective Amendment No. 58.

_______________

*Filed herewith.

Item 29.  Persons Controlled by or Under Common Control with Registrant.

   Not Applicable

Item 30.  Indemnification.

  The Registrant's charter documents set forth the circumstances under which indemnification shall be provided to any past or present Board member or officer of the Registrant. The Registrant also has entered into a separate agreement with each of its Board members that describes the conditions and manner in which the Registrant indemnifies each of its Board members against all liabilities incurred by them (including attorneys' fees and other litigation expenses, settlements, fines and penalties), or which may be threatened against them, as a result of being or having been a Board member of the Registrant. These indemnification provisions are subject to applicable state law and to the limitation under the Investment Company Act of 1940 that no board member or officer of the Registrant may be protected against liability for willful misfeasance, bad faith, gross negligence or reckless disregard for the duties of his or her office. Reference is hereby made to the following:

Article 4 of the Registrant's Declaration of Trust and any amendments thereto, Article 10 of the Registrant's Amended and Restated By-Laws.

         Item 31. (a) Business and Other Connections of the Investment Adviser.

BNYM Investment Adviser, the investment adviser to BNY Mellon International Core Equity Fund and BNY Mellon International Small Cap Fund, and subsidiary companies comprise a financial service organization whose business consists primarily of providing investment management services as the investment adviser, manager and distributor for sponsored investment companies registered under the Investment Company Act of 1940 and as an investment adviser to institutional and individual accounts. BNYM Investment Adviser also serves as sub-investment adviser to and/or administrator of other investment companies. BNY Mellon Securities Corporation, a wholly-owned subsidiary of BNYM Investment Adviser, serves primarily as a registered broker-dealer of shares of investment companies sponsored by BNYM Investment Adviser and other investment companies for which BNYM Investment Adviser acts as investment adviser, sub-investment adviser or administrator.

(b) Business and Other Connections of the Sub-Investment Adviser.

With respect to BNY Mellon International Core Equity Fund and BNY Mellon International Small Cap Fund, the Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of Newton Investment Management Limited ("NIMNA"), together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by NIMNA or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by NIMNA (SEC File No. 801-42114).

The Registrant is fulfilling the requirement to provide a list of the officers and directors of Mellon, the investment adviser to BNY Mellon International Core Fund and the sub-investment adviser of the BNY Mellon International Small Cap Fund, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Mellon, or those of its officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940 by Mellon (SEC File No. 801-19785).

Item 31. Business and Other Connections of Investment Adviser (continued)
Officers and Directors of Investment Adviser

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

Kenneth Bradle Vice President and Director	BNY Mellon Securities Corporation++	Director President	10/20 – Present 6/19 – Present

	BNY Mellon Investment Adviser, Inc. ++	Director Vice President	10/20 – Present 6/19 - Present

	BNY Mellon Transfer, Inc.++	Chairman and Director	6/19 - Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	MBSC Securities Corporation ++	Director	8/06 – 5/19

	MBSC Securities Corporation ++	President	5/19 – 6/19

David DiPetrillo Vice President and Director	BNY Mellon Family of Funds++	President	1/21 - Present
	BNY Mellon ETF Trust++	President	3/20 - Present

	BNY Mellon Investment Adviser, Inc. ++	Director and Vice President	2/21 - Present

	BNY Mellon Securities Corporation++	Director and Executive Vice President	1/21 - Present

	DTR Commodity Fund Ltd. ##########	Director President Vice President	10/21 - Present 8/21 - Present 6/19 – 8/21

	GRR Commodity Fund Ltd.++	Director President Vice President	10/21 - Present 8/21 - Present 8/19 – 8/21

Christopher O'Connor Chief Administrative Officer	BNY Mellon Securities Corporation++	Executive Vice President	6/19 – Present

	MBSC Securities Corporation++	Executive Vice President	12/11 – 6/19

Peter M. Sullivan Chief Legal Officer	BNY Mellon Family of Funds++	Chief Legal Officer Vice President and Assistant Secretary	7/21 – Present 6/19 – Present

	BNY Mellon ETF Trust++	Chief Legal Officer Vice President and Assistant Secretary	7/21 – Present 3/20 – Present

	BNY Mellon Funds Trust++	Chief Legal Officer Vice President and Assistant Secretary	7/21 – Present 3/19 – Present

	The Dreyfus Family of Funds++	Vice President and Assistant Secretary	3/19 – 6/19

John Squillace Chief Compliance Officer	BNY Mellon Securities Corporation++	Chief Compliance Officer (Investment Advisory Business)	6/19 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	MBSC Securities Corporation++	Chief Compliance Officer (Investment Advisory Business)	1/16 – 6/19

Gregory Pasquale Chief Financial Officer	BNY Mellon Securities Corporation++	Chief Financial Officer	1/21-Present

	BNY Mellon Transfer, Inc. ++	Chief Financial Officer and Treasurer	1/21-Present

Katherine Scott Chief Risk Officer	BNY Mellon Securities Corporation++	Chief Risk Officer	6/19-Present

	MBSC Securities Corporation++	Chief Risk Officer	2/14-6/19

Peter Arcabascio Vice President – Distribution	BNY Mellon Investment Management*	Senior Vice President	7/06-Present
	BNY Investment Strategy and Solutions Group, LLC*	Manager	6/15- Present

James Windels Vice President	BNY Mellon ETF Trust++	Treasurer	3/20 - Present
	BNY Mellon Family of Funds++	Treasurer	11/01 - Present
	BNY Mellon Funds Trust ++	Treasurer	11/01 - Present
	BNY Mellon Investment Adviser, Inc.++	Vice President	9/20 - Present

	BNY Mellon Securities Corporation++	Vice President	6/19 - Present

	MBSC Securities Corporation++	Vice President	1/06 – 6/19

Charles Doumar Vice President – Tax	Alcentra NY LLC ++	Assistant Treasurer - Tax	9/14 - Present
	Alcentra US. Inc. ††††	Assistant Treasurer - Tax	9/14 - Present

	Alternative Holdings I, LLC ***	Assistant Treasurer - Tax	1/14 - Present

	Alternative Holdings II, LLC ***	Assistant Treasurer - Tax	1/14 - Present

	Asset Recovery II, LLC ***	Assistant Treasurer	9/13 – Present

	Asset Recovery IV, LLC ***	Assistant Treasurer	9/13 – Present

	Asset Recovery V, LLC ***	Assistant Treasurer	9/13 – Present

	Asset Recovery XIV, LLC ***	Assistant Treasurer	3/13 – Present

	Asset Recovery XIX, LLC ***	Assistant Treasurer	7/13 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	Asset Recovery XX, LLC ***	Assistant Treasurer	7/13 – Present

	Asset Recovery XXII, LLC ***	Assistant Treasurer	7/13 – Present

	BNY Alcentra Group Holdings, Inc. ††††††	Assistant Treasurer - Tax	3/13 - Present

	BNY Capital Funding LLC ***	Assistant Treasurer – Tax	9/13 - Present

	BNY Investment Strategy and Solutions Group, LLC *	Assistant Treasurer – Tax	6/15 - Present

	BNY Mellon Community Development Corporation ++	Assistant Treasurer – Tax	10/13 - Present

	BNY Mellon Distributors Holdings Inc. #	Assistant Treasurer – Tax	6/14 – Present

	BNY Mellon Investments CTA, LLC *	Assistant Treasurer	9/13 – Present

	BNY Mellon Investment Servicing (US) Inc. +	Assistant Treasurer	3/14 – Present

	BNY Mellon Investment Servicing Trust Company #	Assistant Treasurer	3/14 – Present

	BNY Mellon Transfer, Inc.++	Assistant Treasurer	6/19 - Present

	BNY Mellon Trust of Delaware#	Assistant Treasurer	11/13 – Present

	IVY Asset Management LLC +	Assistant Treasurer	9/13 – Present

	Mellon Hedge Advisors, LLC *	Assistant Treasurer	10/13 – Present

	MUNB Loan Holdings, LLC***	Assistant Treasurer	10/13 – Present

	Albridge Solutions, Inc. ††††	Assistant Treasurer – Tax	7/13 – Present

	Allomon Corporation †	Assistant Treasurer – Tax	5/13 – Present

	AP Residential Realty, Inc. †††††	Assistant Treasurer – Tax	8/13 – Present

	APT Holdings Corporation #	Assistant Treasurer – Tax	11/13 – Present

	B.I.E. Corporation +	Assistant Treasurer – Tax	12/13 – Present

	B.N.Y. Holdings (Delaware) Corporation #	Assistant Treasurer – Tax	4/13 – Present

	BNY Capital Corporation ***	Assistant Treasurer – Tax	9/13 – Present

	BNY Capital Markets Holdings, Inc. ***	Assistant Treasurer – Tax	9/13 – Present

	BNY Capital Resources Corporation #######	Assistant Treasurer – Tax	3/13 – Present

	BNYM CSIM Funding LLC +++	Assistant Treasurer – Tax	7/14 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	BNY Falcon Three Holding Corp. ***	Assistant Treasurer – Tax	7/13 – Present

	BNY Foreign Holdings, Inc. ***	Assistant Treasurer – Tax	10/13 – Present

	BNY Lease Equities (Cap Funding) LLC ########	Assistant Treasurer – Tax	7/13 – Present

	BNY Lease Partners LLC ***	Assistant Treasurer – Tax	7/13 – Present

	BNY Leasing Edge Corporation ***	Assistant Treasurer – Tax	7/13 – Present

	BNY Mellon Capital Markets, LLC ++	Assistant Treasurer – Tax	7/13 – Present

	BNY Mellon Clearing, LLC ***	Assistant Treasurer – Tax	3/16 – Present

	BNY Mellon Clearing Holding Company, LLC ***	Assistant Treasurer – Tax	7/13 – Present

	BNY Mellon Fixed Income Securities, LLC ***	Assistant Treasurer – Tax	8/13 – Present

	BNY Mellon Trust Company of Illinois *****	Assistant Treasurer – Tax	3/13 – Present

	BNY Mezzanine Funding LLC ******	Assistant Treasurer – Tax	5/13 – Present

	BNY Mezzanine Holdings LLC ******	Assistant Treasurer – Tax	5/13 – Present

	BNY Mezzanine Non NY Funding LLC ******	Assistant Treasurer – Tax	5/13 – Present

	BNY Mezzanine NY Funding LLC ******	Assistant Treasurer – Tax	5/13 – Present

	BNY Partnership Funding LLC ***	Assistant Treasurer – Tax	7/13 – Present

	BNY Recap I, LLC #	Assistant Treasurer – Tax	9/13 – Present

	BNY Salvage Inc. ***	Assistant Treasurer – Tax	3/13 – Present

	BNYM GIS Funding I LLC ***	Assistant Treasurer – Tax	6/13 – Present

	BNYM GIS Funding III LLC ***	Assistant Treasurer – Tax	6/13 – Present

	Amherst Capital Management, LLC ***	Assistant Treasurer – Tax	11/14 – Present

	BNYM RECAP Holdings, LLC ***	Assistant Treasurer – Tax	11/14 – Present

	BNY-N.J. I Corp. ***	Assistant Treasurer – Tax	4/13 – Present

	BNY-N.J. II Corp. ***	Assistant Treasurer – Tax	4/13 – Present

	BNY Mellon Insurance Agency, Inc. ++	Assistant Treasurer – Tax	6/19 - Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	BNY Mellon Securities Corporation++	Vice President – Tax	6/19 - Present

	Boston Safe Deposit Finance Company, Inc. *	Assistant Treasurer – Tax	7/13 – Present

	CenterSquare Investment Management Holdings, Inc. +++	Assistant Treasurer – Tax	12/13 – Present

	Colson Services Corp. 	Assistant Treasurer – Tax	3/14 - Present

	CenterSquare Investment Management LLC+++	Assistant Treasurer – Tax	1/18 – Present

	Cutwater Asset Management Corp. ++++	Assistant Treasurer – Tax	1/15 - Present

	Cutwater Holdings LLC ++++	Assistant Treasurer – Tax	1//15 - Present

	Cutwater Investor Services Corp. ++++	Assistant Treasurer - Tax	1/15 - Present

	Dreyfus Service Organization, Inc. ++	Assistant Treasurer – Tax	3/14 – 6/19

	Dreyfus Transfer, Inc.++	Assistant Treasurer	12/14 – 6/19

	EACM Advisors LLC 	Assistant Treasurer – Tax	1/14 - Present

	Eagle Access LLC 	Assistant Treasurer – Tax	1/14 - Present

	Eagle Investment Systems LLC 	Assistant Treasurer – Tax	1/14 - Present

	ECM DE. LLC ***	Assistant Treasurer – Tax	1/14 - Present

	HedgeMark International, LLC ##	Assistant Treasurer – Tax	5/14 – Present

	iNautix (USA) LLC ###	Assistant Treasurer – Tax	11/13 – Present

	IRE-1, Inc. †††	Assistant Treasurer – Tax	7/13 – Present

	Island Waterworks, Inc. †††	Assistant Treasurer – Tax	7/13 – Present

	JRHC 1998A LLC ####	Assistant Treasurer – Tax	12/13 – Present

	Lockwood Advisors, Inc. ######	Assistant Treasurer – Tax	3/14 - Present

	Lockwood Insurance, Inc. ######	Assistant Treasurer – Tax	8/14 - Present

	Lockwood Solutions, Inc. ######	Assistant Treasurer – Tax	3/14 - Present

	Lease Equities (Texas) Corporation #####	Assistant Treasurer – Tax	7/13 – Present

	Madison Pershing LLC ###	Assistant Treasurer – Tax	6/13 – Present

	MAM (MA) Holding Trust *	Assistant Treasurer – Tax	8/13 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	MBC Investment Corporation #	Assistant Treasurer – Tax	11/13 – Present

	MBSC Securities Corporation ++	Vice President – Tax	2/14 – 6/19

	MCDI (Holdings) LLC ***	Assistant Treasurer – Tax	9/13 – Present

	Mellon Holdings LLC++	Assistant Treasurer	2/15 - Present

	Mellon EFT Services†††††	Assistant Treasurer - Tax	10/15 - Present

	MELDEL Leasing Corporation Number 2, Inc. #	Assistant Treasurer – Tax	9/13 – Present

	Mellon Financial Services Corporation #1+	Assistant Treasurer – Tax	7/13 – Present

	Mellon Financial Services Corporation #4 +	Assistant Treasurer – Tax	9/13 – Present

	Mellon Funding Corporation +	Assistant Treasurer – Tax	3/14 - Present

	Mellon Global Investing Corp. +	Assistant Treasurer – Tax	5/14 - Present

	Mellon Investments Corporation*	Assistant Treasurer – Tax	1/19- Present

	Mellon Investor Services Holdings LLC ++++++	Assistant Treasurer – Tax	8/16 – Present

	Mellon Leasing Corporation+	Assistant Treasurer – Tax	7/13 – Present

	Mellon Life Insurance Company+	Assistant Treasurer – Tax	10/13 – Present

	Mellon Overseas Investment Corporation ***	Assistant Treasurer – Tax	12/13 - Present

	Mellon Properties Company ****	Assistant Treasurer – Tax	8/13 – Present

	National Residential Assets Corp.***	Assistant Treasurer – Tax	4/13 – Present

	Newton Capital Management LLC.***	Assistant Treasurer – Tax	8/14 - Present

	NY CRE Asset Holdings, LLC. ***	Assistant Treasurer – Tax	1/14 - Present

	NY CRE Asset Holdings II, LLC. ***	Assistant Treasurer – Tax	1/14 - Present

	One Wall Street Corporation ***	Assistant Treasurer – Tax	11/13 – Present

	Pareto New York LLC++	Assistant Treasurer – Tax	11/13 – Present

	PAS Holdings LLC ***	Assistant Treasurer – Tax	6/13 – Present

	Pershing Advisor Solutions LLC ###	Assistant Treasurer – Tax	6/13 – Present

	Pershing Group LLC ###	Assistant Treasurer – Tax	6/13 – Present

	Pershing Investments LLC ***	Assistant Treasurer – Tax	6/13 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	Pershing LLC ###	Assistant Treasurer – Tax	7/13 – Present

	TBC Securities Co., Inc.*	Assistant Treasurer – Tax	6/13 – Present

	TBCAM, LLC *	Assistant Treasurer – Tax	10/13 – Present

	Technology Services Group, Inc. ++	Assistant Treasurer – Tax	9/13 – Present

	Tennessee Processing Center LLC ++	Assistant Treasurer – Tax	9/13 – Present

	The Bank of New York Consumer Leasing Corporation***	Assistant Treasurer – Tax	7/13 – Present

	The Bank of New York Mellon Trust Company, National Association +	Assistant Treasurer	10/13 - Present

	MBNA Institutional PA Services LLC +	Treasurer	7/13 – Present

	MBNA PW PA Services LLC +	Treasurer	7/13 – Present

	Stanwich Insurance Agency, Inc. ***	Treasurer	12/13 – Present

	BNY Aurora Holding Corp. ***	Vice President	11/13 – Present

	Agency Brokerage Holding LLC***	Vice President – Tax	6/13 – Present

Stephen Hagan Director of Investment Oversight	None	N/A	N/A

Bushra Mannan Vice President	J.P. Morgan Asset Management	Executive Director	9/13 – 11/21

Robert Pomeroy Vice President – Derivative Risk Management	BNY Mellon Asset Management^^^	Vice President -Senior Performance Analyst	1/18– Present

John Tobin Vice President – Cash Strategies	None	N/A	N/A

Tracy A. Hopkins-Condon Vice President - Cash Strategies	BNY Mellon Securities Corporation++	Executive Vice President	6/19 – Present
	BNY Mellon Transfer, Inc.++	Vice President	6/19 - Present

	Dreyfus Transfer, Inc.++	Vice President	5/98 – 6/19

	MBSC Securities Corporation++	Executive Vice President	2/14 – 6/19

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
Anthony Mayo Vice President – Information Systems	BNY Mellon Securities Corporation++	Chief Technology Officer	6/19 – Present

	MBSC Securities Corporation++	Chief Technology Officer	4/14 – 6/19

Kathleen Geis Vice President	BNY Mellon International Operations (India) Private Limited	Director	5/05 - Present

	Albridge Solutions, Inc.	Managing Director	7/11 - Present

	BNY Mellon Distributors Holdings, Inc. #	Vice President - Real Estate	7/11 - Present

	BNY Mellon Investment Management Services LLC #	Vice President - Real Estate	10/11 - Present

	BNY Mellon Investment Servicing (US) Inc. +	Vice President - Real Estate	7/11 - Present

	BNY Mellon Performance & Risk Analytics, LLC +	Vice President - Real Estate	7/11 - Present

	BNY Mellon Securities Corporation++	Vice President - Real Estate	6/19 - Present

	BNY Mellon Trust Company of Illinois *****	Vice President - Real Estate	7/11 - Present

	BNY Mellon Trust of Delaware#	Vice President - Real Estate	7/11 - Present

	CenterSquare Investment Management Holdings, Inc. +++	Vice President - Real Estate	10/12 – Present

	Eagle Investment Systems LLC 	Vice President - Real Estate	7/11 – Present

	Ivy Asset Management LLC +	Vice President - Real Estate	7/11 – Present

	MBSC Securities Corporation ++	Vice President - Real Estate	7/11 – 6/19

	Mellon Financial Services Corporation #1+	Vice President - Real Estate	7/11 – Present

	Mellon Holdings LLC++	Vice President - Real Estate	7/11 – Present

	Mellon Investments Corporation*	Vice President - Real Estate	1/19 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	Mellon Investor Services Holdings LLC++++++	Vice President - Real Estate	8/16 - Present

	Pareto New York LLC ++	Vice President - Real Estate	7/11 – Present

	Technology Services Group, Inc. ++	Vice President - Real Estate	7/11 – Present
	Tennessee Processing Center LLC ++	Vice President - Real Estate	7/11 - Present

	The Bank of New York Mellon Trust Company, National Association+	Vice President - Real Estate	7/11 - Present

	Alcentra US, Inc. ††††	Vice President - Real Estate	7/11 - Present

	BNY Mellon Capital Markets LLC++	Vice President - Real Estate	7/11 - Present

	Pershing LLC ###	Vice President - Real Estate	7/11 - Present

	The Bank of New York Mellon+	Managing Director	7/09 - Present

Vivian Herrera Vice President – Tax	BNY Mellon Insurance Agency, Inc. ++	Vice President – Tax	5/21 – Present

	BNY Mellon Securities Corporation++	Vice President – Tax	5/21 – Present

	Asset Recovery II, LLC***	Assistant Treasurer	5/21 – Present

	Asset Recovery IV, LLC ***	Assistant Treasurer	5/21 – Present

	Asset Recovery V, LLC ***	Assistant Treasurer	5/21 – Present

	Asset Recovery XIV, LLC ***	Assistant Treasurer	5/21 – Present

	Asset Recovery XIX, LLC ***	Assistant Treasurer	5/21 – Present

	Asset Recovery XX, LLC ***	Assistant Treasurer	5/21 – Present

	Asset Recovery XXII, LLC ***	Assistant Treasurer	5/21 – Present

	BNY Mellon Investments CTA, LLC *	Assistant Treasurer	5/21 – Present

	BNY Mellon Transfer, Inc.++	Assistant Treasurer	5/21 – Present

	BNY Mellon Trust of Delaware #	Assistant Treasurer	5/21 – Present

	Mellon Hedge Advisors, LLC *	Assistant Treasurer	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	Mellon Holdings LLC ++	Assistant Treasurer	5/21 – Present

	MUNB Loan Holdings, LLC ***	Assistant Treasurer	5/21 – Present

	Albridge Solutions, Inc. ††††	Assistant Treasurer -Tax	5/21 – Present

	Alcentra NY, LLC ++	Assistant Treasurer -Tax	5/21 – Present

	Alcentra US, Inc. ††††	Assistant Treasurer -Tax	5/21 – Present

	Allomon Corporation †	Assistant Treasurer -Tax	5/21 – Present

	Alternative Holdings I, LLC ***	Assistant Treasurer -Tax	5/21 – Present

	Alternative Holdings II, LLC ***	Assistant Treasurer -Tax	5/21 – Present

	AP Residential Realty, Inc. †††††	Assistant Treasurer -Tax	5/21 – Present

	APT Holdings Corporation #	Assistant Treasurer -Tax	5/21 – Present

	B.N.Y. Holdings (Delaware) Corporation #	Assistant Treasurer -Tax	5/21 – Present

	BNY Administrative Services LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Alcentra Group Holdings, Inc. ††††††	Assistant Treasurer –Tax	5/21 – Present

	BNY Capital Corporation ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Capital Funding LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Capital Markets Holdings, Inc. ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Capital Resources Corporation #######	Assistant Treasurer –Tax	5/21 – Present

	BNY Falcon Three Holding Corp. ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Foreign Holdings, Inc. ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Investment Strategy and Solutions Group LLC *	Assistant Treasurer –Tax	5/21 – Present

	BNY Investment Management Services LLC #	Assistant Treasurer –Tax	5/21 – Present

	BNY ITC Leasing, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Lease Equities (Cap Funding) LLC ########	Assistant Treasurer –Tax	5/21 – Present

	BNY Lease Partners LLC ***	Assistant Treasurer –Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	BNY Leasing Edge Corporation ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Alternative Investments Holdings LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Capital Markets, LLC ++	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Clearing Holding Company, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Clearing, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Community Development Corporation ++	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Distributors Holdings Inc. #	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Fixed Income Securities, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Investment Servicing (US) Inc. #	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Investment Servicing Trust Company #	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Performance & Risk Analytics, Inc. (US) 	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Performance & Risk Analytics, LLC +	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Transition Management Advisors, LLC **	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Trust Company of Illinois *****	Assistant Treasurer –Tax	5/21 – Present

	BNY Mezzanine Funding LLC ******	Assistant Treasurer –Tax	5/21 – Present

	BNY Mezzanine Holdings LLC ******	Assistant Treasurer –Tax	5/21 – Present

	BNY Mezzanine Non NY Funding LLC ******	Assistant Treasurer –Tax	5/21 – Present

	BNY Mezzanine NY Funding LLC ******	Assistant Treasurer –Tax	5/21 – Present

	BNY Partnership Funding LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Real Estate Holdings LLC ***	Assistant Treasurer –Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	BNY Recap I, LLC #	Assistant Treasurer –Tax	5/21 – Present

	BNY Salvage Inc. ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Wings, Inc. †††	Assistant Treasurer –Tax	5/21 – Present

	BNY XYZ Holdings LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNYM CSIM Funding LLC +++	Assistant Treasurer –Tax	5/21 – Present

	BNYM GIS Funding I LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNYM GIS Funding III LLC ***	Assistant Treasurer –Tax	5/21 – Present

	Amherst Capital Management LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNYM RECAP Holdings, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY-N.J. I Corp. ***	Assistant Treasurer –Tax	5/21 – Present

	BNY-N.J. II Corp. ***	Assistant Treasurer –Tax	5/21 – Present

	Boston Safe Deposit Finance Company, Inc. *	Assistant Treasurer –Tax	5/21 – Present

	CenterSquare Investment Management Holdings, Inc. +++	Assistant Treasurer –Tax	5/21 – Present

	Coates Holding LLC#	Assistant Treasurer – Tax	5/21 – Present

	Colson Services Corp. 	Assistant Treasurer –Tax	5/21 – Present

	CenterSquare Investment Management LLC+++	Assistant Treasurer –Tax	5/21 – Present

	Cutwater Asset Management Corp. ++++	Assistant Treasurer – Tax	5/21 – Present

	Cutwater Holdings LLC ++++	Assistant Treasurer – Tax	5/21 – Present

	Cutwater Investor Services Corp. ++++	Assistant Treasurer - Tax	5/21 – Present

	EACM Advisors LLC 	Assistant Treasurer –Tax	5/21 – Present

	Eagle Access LLC 	Assistant Treasurer –Tax	5/21 – Present

	Eagle Investment Systems LLC 	Assistant Treasurer –Tax	5/21 – Present

	ECM DE, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	HedgeMark International, LLC ##	Assistant Treasurer –Tax	5/21 – Present

	iNautix (USA) LLC ###	Assistant Treasurer –Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	IRE-1, Inc. †††	Assistant Treasurer –Tax	5/21 – Present

	Island Waterworks, Inc. †††	Assistant Treasurer –Tax	5/21 – Present

	JRHC 1998A LLC ####	Assistant Treasurer –Tax	5/21 – Present

	Lease Equities (Texas) Corporation#####	Assistant Treasurer –Tax	5/21 – Present

	Lockwood Advisors, Inc. ######	Assistant Treasurer –Tax	5/21 – Present

	Lockwood Insurance Inc. ######	Assistant Treasurer –Tax	5/21 – Present

	Lockwood Solutions, Inc. ######	Assistant Treasurer –Tax	5/21 – Present

	Madison Pershing LLC ###	Assistant Treasurer –Tax	5/21 – Present

	MAM (MA) Holding Trust *	Assistant Treasurer –Tax	5/21 – Present

	MBC Investment Corporation #	Assistant Treasurer –Tax	5/21 – Present

	MBNA Institutional PA Services LLC +	Assistant Treasurer –Tax	5/21 – Present

	MBNA PW PA Services LLC +	Assistant Treasurer –Tax	5/21 – Present

	MCDI (Holdings) LLC ***	Assistant Treasurer –Tax	5/21 – Present

	MELDEL Leasing Corporation Number 2, Inc. #	Assistant Treasurer –Tax	5/21 – Present

	Mellon EFT Services Corporation †††††	Assistant Treasurer –Tax	5/21 – Present

	Mellon Financial Services Corporation #1 +	Assistant Treasurer –Tax	5/21 – Present

	Mellon Financial Services Corporation #4 +	Assistant Treasurer –Tax	5/21 – Present

	Mellon Funding Corporation +	Assistant Treasurer –Tax	5/21 – Present

	Mellon Global Investing Corp. +	Assistant Treasurer –Tax	5/21 – Present

	Mellon International Leasing Company #	Assistant Treasurer –Tax	5/21 – Present

	Mellon Investments Corporation *	Assistant Treasurer –Tax	5/21 – Present

	Mellon Investor Services Holdings LLC	Assistant Treasurer –Tax	5/21 – Present
++++++
	Mellon Leasing Corporation +	Assistant Treasurer –Tax	5/21 – Present

	Mellon Life Insurance Company +	Assistant Treasurer –Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	Mellon Overseas Investment Corporation ***	Assistant Treasurer –Tax	5/21 – Present

	Mellon Properties Company ****	Assistant Treasurer –Tax	5/21 – Present

	National Residential Assets Corp. ***	Assistant Treasurer –Tax	5/21 – Present

	Newton Capital Management LLC ***	Assistant Treasurer –Tax	5/21 – Present

	NY CRE Asset Holdings II, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	NY CRE Asset Holdings, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	One Wall Street Corporation ***	Assistant Treasurer –Tax	5/21 – Present

	Pareto New York LLC ++	Assistant Treasurer –Tax	5/21 – Present

	PAS Holdings LLC ***	Assistant Treasurer –Tax	5/21 – Present

	Pershing Advisor Solutions LLC ###	Assistant Treasurer –Tax	5/21 – Present

	Pershing Group LLC ###	Assistant Treasurer –Tax	5/21 – Present

	Pershing Investments LLC ***	Assistant Treasurer –Tax	5/21 – Present

	Pershing LLC ###	Assistant Treasurer –Tax	5/21 – Present

	PFS Holdings, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	Stanwich Insurance Agency, Inc. ***	Assistant Treasurer –Tax	5/21 – Present

	TBC Securities Co., Inc. *	Assistant Treasurer –Tax	5/21 – Present

	TBCAM, LLC *	Assistant Treasurer –Tax	5/21 – Present

	Technology Services Group, Inc. ++	Assistant Treasurer –Tax	5/21 – Present

	Tennessee Processing Center LLC ++	Assistant Treasurer –Tax	5/21 – Present

	The Bank of New York Consumer Leasing Corporation ***	Assistant Treasurer –Tax	5/21 – Present

	The Bank of New York Mellon Trust Company, National Association +	Assistant Treasurer	5/21 – Present

	USPLP, Inc. *******	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Investment Management Holdings LLC #	Assistant Vice President –Tax	5/21 – Present

	BNY Aurora Holding Corp. ***	Vice President	5/21 – Present

	Agency Brokerage Holding LLC ***	Vice President –Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

Andrew Provencher Director	BNY Mellon Securities Corporation	Director Executive Vice President	10/20 – Present 6/18 - Present

James Bitetto Secretary	BNY Mellon Family of Funds++	Vice President and Secretary	6/19 - Present

	BNY Mellon ETF Trust++	Vice President and Assistant Secretary	3/20 - Present
	BNY Mellon Funds Trust++	Vice President and Secretary	2/18 – Present
	BNY Mellon Insurance Agency, Inc. ++	Secretary	6/19 - Present
	BNY Mellon Securities Corporation++	Assistant Secretary	6/19 - Present

	MBSC Securities Corporation++	Assistant Secretary	1/06 – 6/19

	Dreyfus Service Organization, Inc.++	Secretary	8/05 – 6/19

	The Dreyfus Family of Funds++	Vice President and Secretary	2/18 – 6/19

*	The address of the business so indicated is One Boston Place, Boston, MA, 02108.
**	The address of the business so indicated is 50 Fremont Street, Suite 3900, San Francisco, CA 94105.
***	The address of the business so indicated is One Wall Street, New York, NY 10286.
****	The address of the business so indicated is 3601 N. I-10 Service Road, Suite 102, Metairie, LA 70002.
*****	The address of the business so indicated is 2 North LaSalle Street, Suite 1020, Chicago, IL, 60602
******	The address of the business so indicated is 445 Park Avenue, 12th Floor, New York, NY, 10022.
*******	The address of the business so indicated is 225 Liberty Street, New York, NY 10286.
********	The address of the business so indicated is Grand Canal House, 1 Upper Grand Canal Street, Dublin, 4 Ireland.
^	The address of the business so indicated is BNY Mellon Centre 160 Queen Victoria Street, London EC4V 4LA.
^^	The address of the business so indicated is 87 Mary Street, George Town, KY1-9005, Cayman Islands.
^^^	The address of the business so indicated is 201 Washington Street, Boston, Massachusetts 02108.
^^^^	The address of the business so indicated is 2-4, rue Eugène Ruppert, L-2453 Luxembourg, Luxembourg.
^^^^^	The address of the business so indicated is One Dockland Central, Guild Street, IFSC, Dublin 1.
^^^^^^	The address of the business so indicated is 33 Sir John Rogersons Quay, Dublin 2.
^^^^^^^	The address of the business so indicated is Ogier House, The Esplanade, St Helier, Jersey, JE4 9WG.
^^^^^^^^	The address of the business so indicated is Room 6053, Level 6, 21st Century Building, No.210, Century Avenue, China, (Shanghai) Pilot Free Trade Zone.
^^^^^^^^^	The address of the business so indicated is 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland.
^^^^^^^^^^	The address of the business so indicated is 32 Molesworth Street, Dublin 2, Ireland.
+	The address of the business so indicated is One Mellon Bank Center, Pittsburgh, PA 15258.
++	The address of the business so indicated is 240 Greenwich Street, New York, NY 10286
+++	The address of the business so indicated is 630 West Germantown Pike, Suite 300, Plymouth Meeting, PA, 19462.
++++	The address of the business so indicated is 113 King Street, Armonk, NY 10504.
+++++	The address of the business so indicated is 320 Bay Street, Toronto, ON M5H 4A6.
++++++	The address of the business so indicated is 480 Washington Blvd, Jersey City, NJ 07310.
+++++++	The address of the business so indicated is Hartpiece, Lamarsh, Bures, Suffolk, CO8 5EP..
†	The address of the business so indicated is Two Mellon Center, Suite 329, Pittsburgh, PA 15259.

†††	The address of the business so indicated is 100 White Clay Center, Newark, DE 19711.
†††	The address of the business so indicated is 1633 Broadway, New York, NY, 10019.
††††	The address of the business so indicated is 10877 Wilshire Blvd, #1550, Los Angeles, CA, 90024.
†††††	The address of the business so indicated is 1735 Market Street, Philadelphia, PA, 19103.
††††††	The address of the business so indicated is 10 Gresham Street, London, EC2V 7JD.
†††††††	The address of the business so indicated is 114 Queen Victoria Street, London, EC4V 4BJ.
	The address of the business so indicated is 4 New York Plaza, New York, NY, 10004.
	The address of the business so indicated is 200 Connecticut Avenue, Norwalk, CT, 06854-1940.
	The address of the business so indicated is One Wells Avenue, Newton, MA, 02459.
	The address of the business so indicated is 65 LaSalle Road, Suite 305, West Hartford, CT, 06107.
	The address of the business so indicated is 1313 Broadway Plaza, Tacoma, WA, 98402.
	The address of the business so indicated is David M. Breen & Co. Suite 4, Wallace House, Maritana Gate, Canada Street, Waterford.
	The address of the business so indicated is 277 Park Ave, New York, New York 10286.
#	The address of the business so indicated is 301 Bellevue Parkway, Wilmington, DE, 19809.
##	The address of the business so indicated is 780, Third Avenue, 44th Floor, New York, NY, 10017.
###	The address of the business so indicated is One Pershing Plaza, Jersey City, NJ, 07399.
####	The address of the business so indicated is 601 Travis Street, 17th Floor, Houston, TX, 77002.
#####	The address of the business so indicated is 1201 Louisiana, Suite 3160, Houston, TX, 77002.
######	The address of the business so indicated is 760 Moore Road, King of Prussia, PA, 19406-1212.
#######	The address of the business so indicated is 8400 E. Prentice Ave, Greenwood Village, CO, 80111.
########	The address of the business so indicated is 1290 Avenue of the Americas, New York, NY, 10104.
#########	The address of the business so indicated is 6 C, route de Trèves, L-2633 Senningerberg, Luxembourg.
##########	The address of the business so indicated is P.O. Box 309, Ugland House, George Town, Cayman Islands, KY1-1104
Item 32. Principal Underwriters
(a) Other investment companies for which Registrant's principal underwriter (exclusive distributor) acts as principal underwriter or exclusive distributor:
1.	BNY Mellon Absolute Insight Funds, Inc.
2.	BNY Mellon Advantage Funds, Inc.
3.	BNY Mellon Alcentra Opportunistic Global Credit Income Fund
4.	BNY Mellon Appreciation Fund, Inc.
5.	BNY Mellon California AMT-Free Municipal Bond Fund, Inc.
6.	BNY Mellon Funds Trust
7.	BNY Mellon Index Funds, Inc.
8.	BNY Mellon Intermediate Municipal Bond Fund, Inc.
9.	BNY Mellon International Securities Funds, Inc.
10.	BNY Mellon Investment Funds I
11.	BNY Mellon Investment Funds II, Inc.
12.	BNY Mellon Investment Funds III
13.	BNY Mellon Investment Funds IV, Inc.

14.	BNY Mellon Investment Funds V, Inc.
15.	BNY Mellon Investment Funds VI, Inc.
16.	BNY Mellon Investment Grade Funds, Inc.
17.	BNY Mellon Investment Portfolios
18.	BNY Mellon Large Cap Securities Fund, Inc.
19.	BNY Mellon Midcap Index Fund, Inc.
20.	BNY Mellon Municipal Bond Funds, Inc.
21.	BNY Mellon Municipal Funds, Inc.
22.	BNY Mellon New Jersey Municipal Bond Fund, Inc.
23.	BNY Mellon New York AMT-Free Municipal Bond Fund
24.	BNY Mellon New York Tax Exempt Bond Fund, Inc.
25.	BNY Mellon Opportunistic Municipal Securities Fund
26.	BNY Mellon Opportunity Funds
27.	BNY Mellon Research Growth Fund, Inc.
28.	BNY Mellon Short-Intermediate Municipal Bond Fund
29.	BNY Mellon State Municipal Bond Funds
30.	BNY Mellon Stock Funds
31.	BNY Mellon Stock Index Fund, Inc.
32.	BNY Mellon Strategic Funds, Inc.
33.	BNY Mellon Sustainable U.S. Equity Fund, Inc.
34.	BNY Mellon Sustainable U.S. Equity Portfolio, Inc.
35.	BNY Mellon U.S. Mortgage Fund, Inc.
36.	BNY Mellon Variable Investment Fund
37.	BNY Mellon Worldwide Growth Fund, Inc.
38.	CitizensSelect Funds
39.	Dreyfus Cash Management
40.	Dreyfus Government Cash Management Funds
41.	Dreyfus Institutional Liquidity Funds
42.	Dreyfus Institutional Preferred Money Market Funds
43.	Dreyfus Institutional Reserves Funds

44.	Dreyfus Tax Exempt Cash Management Funds
45.	Dreyfus Treasury Obligations Cash Management
46.	Dreyfus Treasury Securities Cash Management
47.	General Money Market Fund, Inc.
48.	General Municipal Money Market Funds, Inc.
49.	General New York Municipal Money Market Fund

(b)
Name and principal Business address	Positions and offices with the Distributor	Positions and Offices with Registrant
Kenneth Bradle**	Director and President	None
David DiPetrillo****	Director and Executive Vice President	President
Sue Ann Cormack†	Executive Vice President	None
Catherine Keating*	Executive Vice President	None
Tracy Hopkins-Condon*	Executive Vice President	None
Peter Arcabascio++	Executive Vice President	None
Christopher D. O'Connor****	Executive Vice President	None
Irene Papadoulis**	Executive Vice President	None
Matthew Perrone****	Executive Vice President	None
Andrew Provencher****	Executive Vice President and Director	None
Gregory Pasquale ***	Chief Financial Officer	None
John McLean****	Chief Legal Officer and Assistant Secretary	None
John Squillace****	Chief Compliance Officer (Investment Advisory Business)	None
William Kennedy****	Chief Compliance Officer (Broker-Dealer Business)	None
Katherine M. Scott*	Chief Risk Officer	None
Anthony Mayo*	Chief Technology Officer	None
Timothy I. Barrett**	Senior Vice President	None
Eric P. Cola****	Senior Vice President	None
Christopher A. Stallone**	Senior Vice President	None
John Cimino****	Vice President	None
Christopher Donoghue**	Vice President	None
Tina Rizzo**	Vice President and Privacy Officer	None
James Windels****	Vice President	Treasurer
Caridad M. Carosella**	Vice President – Compliance/Anti-Money Laundering Officer	Anti-Money Laundering Officer
Marianne Thomas+	Vice President – Human Resources	None
Kathleen J. Geis††	Vice President – Real Estate	None
Charles Doumar****	Vice President – Tax	None
Vivian Herrera***	Vice President – Tax	None
Paul V. Mazziotti**	Anti-Money Laundering Officer	None
Alice Helscher***	Secretary	None
James Bitetto****	Assistant Secretary	Vice President and Secretary
Cristina Rice***	Assistant Secretary	None

*	Principal business address is 200 Park Avenue, New York, NY 10166.
**	Principal business address is 144 Glenn Curtiss Blvd., Uniondale, NY 11556-0144.
***	Principal business address is BNY Mellon Center, 500 Grant Street, Pittsburgh, PA 15258.

****	Principal business address is 240 Greenwich Street, New York, NY 10286.
†	Principal business address is 100 Saint Paul Street Denver, CO 80206
††	Principal business address is 500 Ross Street, Pittsburgh, PA 15262-0001
†††	Principal business address is 160 Queen Victoria Street, London, England, Greater London EC4V4LA
+	Principal business address is 19 Vreeland Road Florham Park, NJ 07932
++	Principal business address is 1 Boston Place, Boston, MA 02108-4407

Item 33. Location of Accounts and Records

1. The Bank of New York Mellon
 240 Greenwich Street
 New York, New York 10286

2. BNY Mellon Investment Servicing (US), Inc.
 4400 Computer Drive
 Westborough, Massachusetts 01581

3. BNY Mellon Investment Adviser, Inc.
 240 Greenwich Street
 New York, NY 10286

4. BNY Mellon Investment Adviser, Inc.
 200 Park Avenue
 New York, New York 10166

Item 34. Management Services

  Not Applicable

Item 35. Undertakings

  None

SIGNATURES

 Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 28th day of January 2022.

BNY Mellon Stock Funds

BY:	/s/ Sarah S. Kelleher
Sarah S. Kelleher, Vice President

 Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ David DiPetrillo*	President (Principal Executive Officer)	01/28/22

David DiPetrillo

/s/ James Windels*	Treasurer (Principal Financial and Accounting Officer)	01/28/22

James Windels

/s/ Joseph S. DiMartino*	Chairman of the Board	01/28/22

Joseph S. DiMartino

/s/ Joni Evans*	Board Member	01/28/22

Joni Evans

/s/ Joan L. Gulley*	Board Member	01/28/22

Joan L. Gulley

/s/ Alan H. Howard*	Board Member	01/28/22

Alan H. Howard

/s/ Robin A. Melvin*	Board Member	01/28/22

Robin A. Melvin

/s/ Burton N. Wallack*	Board Member	01/28/22

Burton N. Wallack

/s/ Benaree P. Wiley*	Board Member	01/28/22

Benaree P. Wiley

*BY:	/s/Sarah S. Kelleher
Sarah S. Kelleher, Attorney-in-Fact

INDEX OF EXHIBITS

Exhibits

(j)  Consent of Independent Registered Public Accounting Firm.